Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(in thousands)	2015	2014	2013	2012	2011
Pre-tax income (loss) from continuing operations before adjustment for income or loss	$(143,731)	$(177,731)	$(213,249)	$(567,322)	$(139,272)
from equity investments
Add: Fixed charges	243,862	244,077	225,551	222,058	134,026
Less: Non-controlling interest in pre-tax income	(891)	(830)	(1,156)	(1,358)	(1,269)
Total earnings	$99,240	$65,516	$11,146	$(346,622)	$(6,515)
Fixed charges:
Interest expense	$228,287	$217,473	$209,350	$185,871	$123,545
Write-off of deferred financing costs	—	10,062	818	18,580	2,684
Estimated interest portion within rental expense	15,575	16,542	15,383	17,607	7,797
Total fixed charges	$243,862	$244,077	$225,551	$222,058	$134,026
Ration of earnings to fixed charges(1)	—	—	—	—	—

(1)

Earnings were insufficient to cover fixed charges by $144.6 million, $178.6 million, $214.4 million, $568.7 million and $140.5 million, respectively, for the years ended December 31, 2015, 2014, 2013, 2012 and 2011.